SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549



                                  SCHEDULE 13D



                    Under the Securities Exchange Act of 1934


                      Brown & Sharpe Manufacturing Company
                                (Name of Issuer)



                      Class B Common Stock, $1.00 Par Value
                         (Title of class of securities)



                                    11522300
                                 (CUSIP number)

                            Margaret D. Farrell, Esq.
                            Hinckley, Allen & Snyder
                                1500 Fleet Center
                         Providence, Rhode Island 02916
                                 (401)-274-2000

           ___________________________________________________________
          (Name, Address and Telephone Number of Person Authorized to
                      Receive Notices and Communications)


                                 March 31, 1997
             (Date of Event Which Requires Filing of This Statement)


                    No fee is being paid with the statement.

     1) Name of Reporting Person. Henry D. Sharpe, Jr.

     2) Check if a Member of a Group (See Instructions)

          (a) ______________________________
          (b) ______________________________


     3) SEC Use Only. _________________________

     4) Source of Funds (See Instructions). Not Applicable

     5) Check if Disclosure of Legal Proceedings is Required Pursuan to Item 2(d) or 2(e):_______________________________________________________

     6) Citizenship or Place of Organization. United States

Number of        7)  Sole Voting Power:  102,856
Shares Bene-
ficially         8)  Shared Voting Power: 0
Owned By
Each Report-     9)  Sole Dispositive Power: 102,856
ing Person
With             10) Shared Dispositive Power: 0

     11) Aggregate Amount  Beneficially Owned by Each Reporting Person:  102,856

     12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions):________X_____________ -

     13) Percent of Class Represented by Amount in Row 11. 19.9%

     14) Type of Reporting Person (See Instructions). IN

          Item 1.  Security and Issuer.

          This statement relates to the shares of Class B Common Stock, $1.00 par value per share (the "Class B Stock"), of Brown & Sharpe Manufacturing Company, a Delaware corporation ("Company"). The address of the Company's principal executive office is 100 Frenchtown Road, North Kingstown, Rhode Island 02852.

          Item 2. Identity and Background.

          (a), (b), (c) and (f) This filing is being made by Henry D. Sharpe, Jr. Mr. Sharpe's principal address is Pojac Point, North Kingstown, RI 02852. Mr. Sharpe is Chairman Emeritus of the Company and is the Company's former Chairman, President and Chief Executive Officer. The Company's principal business address is 100 Frenchtown Road, North Kingstown, Rhode Island 02852. Mr. Sharpe is a United States citizen.

          (d) and (e). During the last five years, Mr. Sharpe has not been: (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors); or (ii) a party to a civil proceeding of a judicial or administration body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

          Item 3.  Source and Amount of Funds or Other Consideration.

          Not applicable.

          Item 4.  Purpose of Transaction.

          Not applicable.

          Item 5.  Interest in Securities of the Issuer.

          Mr. Sharpe is the beneficial owner of 102,856 shares of the Class B Stock. The Class B Stock is held in Mr. Sharpe's revocable trust
          of  which  Fiduciary  Trust  Company  International  is   the  trustee
          ("Fiduciary"). Mr. Sharpe retains the power to control the voting and disposition of the Class B Stock held by the trust.

          Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

          120 shares of the Company's Class A Stock and 40 shares of its Class B Stock are held by the Sharpe Family Foundation, a charitable foundation ("Foundation"). Foundation trustees are Mr. Sharpe, Fiduciary and Mr. Sharpe's wife, Peggy Boyd Sharpe. The trustees share voting power with respect to the Foundation's assets. Mr. Sharpe disclaims beneficial ownership with respect to the shares held by the Foundation.

          Mr. Sharpe is a beneficiary of a trust established under the will of Henry D. Sharpe, Sr. The trust is in possession of 7,200 shares of the Company's
Class A Stock and 2,400 shares  of its Class B  Stock.   Mr. Sharpe has neither
voting nor dispositive power with respect to these shares.

         308,570 shares of the Company's Class A Stock are held by Fiduciary as to which Mr. Sharpe has sole voting and dispositive power.

         Item 7.  Material to be Filed as Exhibits. None.

                                    SIGNATURE



         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



                                                        /s/ Henry D. Sharpe, Jr.
                                                        Henry D. Sharpe, Jr.


Dated:  April 28, 1997